VIA EDGAR

June 20, 2008

Tim Buchmiller

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

RE:	Presstek, Inc.
Form 10-K for the year ended December 29, 2007
Filed April 30, 2008
File No. 000-17541

Dear Mr. Buchmiller

The following are our responses to the comments in your letter of June 10, 2008 regarding the above-referenced document, in connection with your periodic review of Presstek, Inc.’s filings with the Commission. To facilitate your review we have included your numbered comments along with the related responses.

1. Management’s Discussion and Analysis...page 32

SEC comment: We note that during your 2007 fiscal year you conducted an internal review of multiple areas of your business that resulted in delays in your periodic filings and increased expenses. We also note your declining revenues and net operating losses in 2007 and that in October 2007 you announced a multi-year business improvement plan that is designed to enhance your operations and reduce expenses. In your future filings, as applicable, please expand the “Overview” section of Management’s Discussion and Analysis to identify the most important themes or other significant matters with which management is concerned primarily and to provide a discussion of current material business challenges, opportunities and risks on which management is most focused and the actions they are taking in response to them.

Presstek response: We understand your comments, and agree that this section should be modified to reflect a more updated description of significant and important activities within the Company. In that regard, the Company will revise future filings to include in the “Overview” portion of Management’s Discussion and Analysis the impact of significant themes or matters for which management is concerned and may present significant challenges, as well as discussion of the business improvement plan and accomplishments to date. We will also expand our description of our internal review, what was learned, the impact of the review and the remediation actions that were implemented.

2. Certain Relationships and Related Party Transactions...page 121

SEC comment: We note your disclosure regarding the practice of referring related-party transactions to the Audit Committee for consideration and approval. In future filings, please expand this discussion to describe the material features of this practice.

Securities and Exchange Commission

June 20, 2008

Page Two

Presstek response: We agree with this comment, and the Company will expand future filings to provide a description of the procedures that are followed to review and obtain approval for any proposed related party transactions to the Audit Committee

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. We will apply the changes to our next filing. However, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jeff Jacobson

Chief Executive Officer and President

Presstek Inc.

cc:	Geoffrey Kruczek

  Securities and Exchange Commission

Jeffrey Cook, Executive Vice President and Chief Financial Officer

James Van Horn, Vice President, General Counsel and Secretary

Members of the Audit Committee

  Presstek, Inc.

KPMG LLP

McDermott Will & Emery LLP